March 23, 2006

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.W.
Washington, D.C. 20549

Mail Stop 3561

Attn: Mr. David Humphrey

RE: Responses to Comments Submitted March 3, 2006
Adams Golf, Inc.
Annual Report on Form 10-Q for the quarter ended September 30, 2005
File No. 000-24583

Gentlemen and Ladies:

The following is the response of Adams Golf, Inc. (the "Company") to the comment of the Staff of the Securities and Exchange Commission set forth in the Staff's correspondence dated March 3, 2006.

Form 10-Q for the quarter ended September 30, 2005

  Condensed Consolidated Statements of Cash Flows

Comment: We note your response to our previous comment number five and your assessment that you see your insurance policies as an investment to protect against unforeseen risk, and therefore the insurance proceeds should be classified as an investing activity.  However, your classification of these proceeds must comply with GAAP, as specified by paragraph 22c of SFAS 95. Similar guidance was presented by the staff at the AICPA Thirty-Third National Conference in December 2005. Accordingly, please make the reclassification to include the insurance proceeds as an operating activity in future filings.

Response: We will make the requested reclassification to include the referenced insurance proceeds as an operating activity in future filings beginning with our annual report on Form 10-K for they year ended December 31, 2005, which will be filed with the Commission on or before March 30, 2006.

In addition, the Company acknowledges that:

    the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
    Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
    the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any follow up commentary regarding the Company's responses to the comments listed above, please provide additional correspondence to the undersigned at your earliest convenience.

Sincerely,

ADAMS GOLF, INC.

By: /S/ ERIC T. LOGAN
Eric T. Logan
Chief Financial Officer